March 18, 2019

Andrew B. Nace
Executive Vice President, General Counsel, and Secretary
Valhi, Inc.
3 Lincoln Center
5430 LBJ Freeway, Suite 1700
Dallas, TX 75240-2697

       Re: Valhi, Inc.
           Registration Statement on Form S-3
           Filed March 11, 2019
           File No. 333-230189

Dear Mr. Nace:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction